UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 333-256665

Abits Group Inc

Level 24, Lee Garden One, 33 Hysan Avenue

Causeway Bay

Hong Kong SAR, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On April 29, 2026, the Registrant issued a press release announcing its audited financial results for the fiscal year ended December 31, 2025. The press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

The following exhibit is attached.

Exhibit	Description
99.1	Press release dated April 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABITS GROUP INC

Date: April 29, 2026	By:	/s/ Conglin Deng
	Name:	Conglin Deng
	Title:	Chief Executive Officer